EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						September 30,
	2010	2011	2012	2013	2014	2015
Fixed charges and preferred stock dividends:
Interest	$492	$549	$601	$620	$636	$502
Interest portion of annual rentals	3	2	2	2	3	2
Preferred dividends of subsidiaries (1)	11	10	6	6	1	1
Total fixed charges	506	561	609	628	640	505
Preferred dividends for purpose of ratio	-	-	-	-	-	-
Combined fixed charges and preferred dividends for purpose of ratio	$506	$561	$609	$628	$640	$505
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$1,078	$1,747	$1,255	$1,399	$1,443	$1,193
Add:
Total fixed charges (from above)	506	561	609	628	640	505
Distributed income of equity investees	260	96	50	51	61	51
Less:
Interest capitalized	74	27	53	23	40	51
Preferred dividends of subsidiaries (1)	11	10	6	6	1	1
Total earnings for purpose of ratio	$1,759	$2,367	$1,855	$2,049	$2,103	$1,697
Ratio of earnings to combined fixed charges and preferred stock dividends	3.48	4.22	3.05	3.26	3.29	3.36

Ratio of earnings to fixed charges	3.48	4.22	3.05	3.26	3.29	3.36

(1)	In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.